February 9, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Calvert World Values Fund, Inc. File numbers 33-45829 and 811-06563 Post-Effective Amendment No. 21

Ladies and Gentlemen:

As counsel to the Calvert World Values Fund, Inc. (the "Fund"), it is my opinion, based upon an examination of the Fund's Articles of Incorporation and By-Laws and such other original or photostatic copies of Fund records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 21 of the Fund will, when sold, be legally issued, fully paid and non-assessable.

Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 21 to its Registration Statement.

Sincerely,

Jane B. Maxwell
/s/ Jane B. Maxwell
Assistant Counsel